Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2008

Mr. Curtis Sikorsky
Chief Financial Officer
Cardiome Pharma Corp.
6190 Agronomy Road, 6th floor
Vancouver, British Columbia
Canada V6T 1Z3

Re: **Cardiome Pharma Corp.**
Form 40-F for the Fiscal Year Ended December 31, 2007
File No. 000-29338

Dear Mr. Sikorsky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Curtis Sikorsky
Cardiome Pharma Corp.
July 11, 2008
Page 2

<u>Form 40-F</u>

<u>Exhibit 99.2 - Consolidated Audited Financial Statements for the twelve-month period
ended December 31, 2007, including Auditors' Report to the Shareholders (incorporated
by reference to the Current Report on Form 6-K filed on March 27, 2008).</u>

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Operations and Comprehensive Loss</u>

1.   Please tell us where the realized loss of $9.8 million that was reclassified out of
        other comprehensive loss is classified. Direct us to a discussion of this loss in the
        filing or tell us why you believe a discussion was not warranted.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2. Significant Accounting Policies</u>
<u>(j) Revenue Recognition, page 8</u>

2.   Please explain to us why your revenue recognition policy for milestone payments
        and research collaborative fees is not consistent with the revenue recognition
        policy stated on page 7 of Exhibit 99.4, Management's Discussion and Analysis
        of Financial Condition and Results of Operations.

<u>Note 3. Changes in Accounting Policies, page 9</u>

3.   Your disclosure states that you prospectively adopted the Canadian Institute of
        Chartered Accountants Handbook Section 3855 Financial Instruments-
        Recognition and Measurement, Section 3861 Financial Instruments- Disclosure
        and Presentation, Section 3865 Hedges, Section 1530 Comprehensive Income,
        and Section 3251 Equity. Your disclosure also indicates that you did not record
        any transition adjustment related to this adoption due to immateriality. While no
        quantitative disclosure for immaterial items appears necessary, it is not clear why
        no adjustment was recorded upon adoption. Please explain this to us and quantify
        for us the amount of the adjustment.

<u>Note 13. Collaborative Agreements, page 22</u>

4.   Please explain how the recognition of the US$10 million NDA milestone received
        upon the re-submission of the NDA complies with your revenue recognition
        policy which, as stated on page 7 of Exhibit 99.4, Management's Discussion and
        Analysis of Financial Condition and Results of Operations, indicates that "non-
        refundable milestone payments are fully recognized upon the achievement of the
        milestone event when (i) the milestone is substantive in nature, (ii) the

Mr. Curtis Sikorsky
Cardiome Pharma Corp.
July 11, 2008
Page 3

achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement."

Exhibit 99.4- Management's Discussion and Analysis of Financial Condition and Results of Operations for the twelve-month period ended December 31, 2007 (incorporated by reference to the Current Report on Form 6-K filed on March 27, 2008).

Clinical Development, page 3

5. Please refer to your response dated September 10, 2002 to comment eight in our letter dated July 29, 2002 that "the Company notes its ongoing obligation to periodically review this disclosure and update it accordingly as its projects develop and the Company becomes able to reasonably estimate such information." Revise your disclosure to provide the following information for each of your major research and development projects:

    a. The costs to date on the project;
    b. The nature, timing and estimated costs of the efforts necessary to complete the project;
    c. The anticipated completion dates;
    d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
    e. The period in which material net cash inflows from significant projects are expected to commence.

    Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

                    ****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant